Offer to Purchase for Cash
All Outstanding Shares of
Common stock
(Including the Associated Rights to Purchase Preferred Stock)
of
Fargo Electronics, Inc.
at
$7.25 Net Per Share
by
Rushmore Acquisition Corp.
a wholly-owned subsidiary of
ZEBRA TECHNOLOGIES CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON THURSDAY, AUGUST 30, 2001 UNLESS THE OFFER IS EXTENDED.

August 3, 2001

To:  Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

    We are asking you to contact your clients for whom you hold shares of Common Stock of Fargo Electronics, Inc., a Delaware corporation ("Fargo"). Please bring to their attention as promptly as possible the offer being made by Rushmore Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to purchase all of the outstanding shares of Common Stock, including the associated rights to purchase preferred stock (collectively, the "Shares"), of Fargo, at a purchase price of $7.25 per Share, net to each seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the "Offer").

    Enclosed for your information and for forwarding to your clients, for whose account you hold Shares registered in your name or in the name of your nominee, or hold Shares registered in their own names, are copies of the following documents:

      1.  Offer to Purchase dated August 3, 2001;

      2.  Letter of Transmittal to be used by holders of Shares in accepting the Offer. Facsimile copies of the Letter of Transmittal may be used to accept the Offer;

      3.  Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares are not immediately available or the certificates for Shares and all other required documents cannot be delivered to the Depositary before the expiration of the Offer or if the procedure for book-entry transfer cannot be completed on a timely basis;

      4.  A letter to Fargo's stockholders from Gary R. Holland, Chairman, President and Chief Executive Officer of Fargo, together with a copy of Fargo's Solicitation/Recommendation Statement on Schedule 14D-9 which has been filed by Fargo with the Securities and Exchange Commission;

      5.  A form of letter which may be sent to each of your clients for whose account you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining the client's instructions with regard to the Offer;

      6.  Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

      7.  Return envelope addressed to Mellon Investor Services LLC (the "Depositary").

    The Offer is being made pursuant to the Acquisition Agreement dated as of July 31, 2001 (the "Acquisition Agreement"), by and among Zebra, Merger Sub and Fargo, pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Fargo, with Fargo surviving the merger as a wholly-owned subsidiary of Zebra (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by Merger Sub, Fargo, Zebra, or any subsidiary of Fargo or Zebra or Shares which (a) dissent from the Merger in accordance with the provisions of Section 262 of the Delaware General Corporation Law, as amended (the "DGCL"), and (b) are held by stockholders who have properly exercised and perfected appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest, as set forth in the Acquisition Agreement and described in the Offer to Purchase.

    The Board of Directors of Fargo has unanimously (a) determined that the Offer and the Merger and the other transactions contemplated in the Acquisition Agreement are advisable and are fair to and in the best interests of Fargo and the holders of Shares, (b) recommended that holders of Shares tender their Shares in the Offer and, if the matter is submitted to the Fargo stockholders, approve the Merger, and (c) approved the Acquisition Agreement, the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement.

    The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares that would constitute a majority of the outstanding Shares on a fully diluted basis and (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. You will be reimbursed by Merger Sub for customary mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. Merger Sub will pay or cause to be paid any stock transfer taxes payable on the sale and transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

    Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Thursday, August 30, 2001 unless the Offer is extended.

    In order to take advantage of the Offer, (1) a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with book-entry delivery of Shares, and, if necessary, any other required documents should be sent to the Depositary and (2) either certificates representing the tendered Shares should be delivered to the Depositary, or the Shares should be tendered by book-entry transfer into the Depositary's account at one of the book-entry transfer facilities (as defined in the Offer to Purchase), all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

    If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents to the Depositary before the expiration of the Offer or to comply with the book-entry transfer procedures on a timely basis, a tender may be effected by following the guaranteed delivery procedures specified in Section 2 of the Offer to Purchase.

    Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at the address and telephone number set forth on the back cover page of the Offer to Purchase.

    Additional copies of the enclosed documents may be obtained from the Information Agent, at the address and telephone number set forth on the back cover of the Offer to Purchase.

                      Very truly yours,

                      RUSHMORE ACQUISITION CORP.

    Nothing contained herein or in the enclosed documents shall constitute you or any person the agent of Merger Sub, Zebra, Fargo or the Depositary, or as agent of any affiliate of any of them, or authorize you or any other person to make any statements on behalf of any of them with respect to, or use any document in connection with, the Offer, except for statements expressly made in the Offer to Purchase or the Letter of Transmittal and the documents included herewith.